UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Arcellx, Inc.

(Name of Subject Company)

Arcellx, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03940C100

(CUSIP Number of Class of Securities)

Rami Elghandour

President, Chief Executive Officer and Chairman of the Board of Directors

Arcellx, Inc.

800 Bridge Parkway

Redwood City, CA 94065

(240) 327-0630

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii

Dan Koeppen

Ross J. Tanaka

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Arcellx, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of the Company, at a price per Share of (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of the Company’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 6, 2026, by Parent and Purchaser (as amended or supplemented from time to time).

Capitalized terms used in this Amendment No. 2 but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 2 is being filed to disclose certain updates as reflected below.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the last two sentences of the second paragraph of the section titled “—Tender Offer” with the following:

“On April 17, 2026, Parent announced an extension of the Offer until 5:00 p.m., Eastern Time, on April 27, 2026 (the “Expiration Date”), unless the Offer is further extended in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the expiration date of the Offer is so extended, or the Offer is earlier terminated. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on April 24, 2026.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the subsection titled “Regulatory Approvals”:

“On April 13, 2026, the ACCC published its decision pursuant to section 51ABZE(1) of the CCA that the Transactions may be put into effect, subject to expiration of a 14-calendar day waiting period. Assuming that the ACCC’s determination remains unchallenged during this waiting period, the waiting period expires at 10:00 a.m., Eastern Time, on April 27, 2026, and the Transactions may be consummated any time from and after 10:01 a.m., Eastern Time, on that date. Additionally, the relevant review period for the Austrian competition authorities expired at midnight on April 13, 2026, local time. The FCA confirmed the expiration of the waiting period by letter on April 14, 2026. Accordingly, all regulatory approvals required under the Merger Agreement have been obtained, and the Regulatory Approvals Condition (as defined in the Offer to Purchase) will be satisfied upon expiration of the review period pursuant to the CCA. Assuming satisfaction of the Minimum Tender Condition (as defined in the Offer to Purchase) and the satisfaction or, if permitted by applicable law, waiver of the other conditions of the Offer described in Section 13 of the Offer to Purchase – “Conditions of the Offer”, Purchaser expects to consummate the Offer promptly following the Expiration Date (scheduled for 5:00 p.m., Eastern Time, on April 27, 2026, unless the Offer is extended pursuant to and in accordance with the Merger Agreement).

On April 17, 2026, Parent issued a press release announcing the receipt of all regulatory approvals, which is attached hereto as Exhibit (a)(5)(J) and is incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(J)	Press Release issued by Parent on April 17, 2026 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Arcellx, Inc.

By:	/s/ Rami Elghandour
	Name:	Rami Elghandour
	Title:	President and Chief Executive Officer

Dated: April 17, 2026